Exhibit 99.2
HYDROGENICS CORPORATION
Financial Statement Schedule Relating to Differences Between Canadian and US GAAP
Additional Disclosures Required to Comply with Item 18 of Form 20-F
For the Six Months Ended June 30, 2008 and 2007
(Unaudited)
The Corporation follows generally accepted accounting principles (“GAAP”) in Canada, which differ in some respects from those applicable in the United States. In the Corporation’s unaudited interim financial statements for the six months ended June 30, 2008 and 2007, the Corporation did not report any material differences in net loss between Canadian and US GAAP; however, certain disclosures that may be required under US GAAP for interim financial statements were not included. This financial statement schedule includes additional information with respect to differences between Canadian and US GAAP as at June 30, 2008 and for the six months ended June 30, 2008 and 2007. This financial statement schedule should be read in conjunction with the unaudited interim financial statements of the Corporation as at June 30, 2008 and for the six months ended June 30, 2008 and 2007 and the Corporation’s 2007 annual financial statements.
The additional disclosures required by U.S. GAAP and certain applicable SEC regulations are as follows:
Balance sheet differences:
There are no material differences between items in the balance sheets under Canadian and US GAAP as at June 30, 2008.
Contingencies:
The Corporation has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service.
These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Corporation has purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.
In the normal course of operations, the Corporation may provide indemnification agreements, other than those listed above, to counterparties that would require the Corporation to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.